UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

M A T E R I A L   F A C T

Telefônica Brasil S.A. ("Company"), in compliance with Ruling No. 358 of January 3rd, 2002, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), announces to its shareholders and to the general public that, in a meeting held on October 7th, 2016, its Board of Directors was notified by Mr. Amos Genish of his personal decision to step down as Chief Executive Officer of the Company effective by the end of 2016, remaining, however, as a Member of the Board.

Due to this announcement, the Board of Directors has decided that, replacing Mr. Amos Genish, Mr. Eduardo Navarro de Carvalho will be appointed to the position of Chief Executive Officer of the Company, whose term will start, at the time of his election and possession, which is scheduled to take place on January 1st, 2017, by resolution of the Board of Directors.

For the remainder of 2016, Amos Genish and Eduardo Navarro de Carvalho will work together in the transition process of the Company’s management.

We also inform that Mr. Genish will lead the newly created Strategy Committee, which will also have the participation of Mr. Ángel Vilá Boix and Mr. Luiz Fernando Furlan, all current members of the Board of Directors.

During Mr. Amos Genish’s tenure, Telefônica Brasil achieved important goals set for the years 2015 and 2016. Concluded successfully the integration with GVT, delivering synergies above targets and establishing a results-oriented culture, based on a solid performance. At the same time, Mr. Genish led Telefonica Brazil to solidify its leadership and outperform the market in financial and operating metrics. In addition, Mr. Genish built a strong management team that will continue to lead Telefônica Brazil to reach its full potential.

Telefônica Brasil will hold an extraordinary call with investors, in which Amos Genish and David Melcon, CFO and Investor Relations Officer of the company, will address the contents of this material fact. The details to access this conference call are as follows:

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Conference Call (english): October 10th, 2016 (Monday) by 9:00 am Brazil (08:00 am US EDT).

Connection:
Phone: 1 (412) 317-5493
Conference Call ID: Telefônica Brasil

Participants are requested to call 15 minutes prior to the beginning of the conference call.

Replay:
Will be available 1 hour after the end of the conference until October 18th, 2016.
Phone: 1 (412) 317-0088
Code: 10094587#

São Paulo, October 9, 2016.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

We have replicated below the free translation of the press release being disclosed today by Telefônica Brasil.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

São Paulo, October 9th, 2016

TELEFÓNICA APPOINTS EDUARDO NAVARRO AS PRESIDENT AND CEO OF TELEFÓNICA BRASIL

  The Brazilian executive, currently Chairman of Telefónica Brasil’s Board of Directors, will take over from Amos Genish at the helm of the Company.

São Paulo, October 9th 2016.- The Board of Directors of Telefônica Brasil has appointed, on a meeting held on October 7th, 2016, Eduardo Navarro de Carvalho, current CCDO –Chief Commercial Digital Officer– of Telefónica S.A. and Chairman of the Board of Telefônica Brasil, as new President and CEO of the Company starting on January 1st 2017.

This appointment follows the announcement made today in which the current CEO, Amos Genish, has notified the Board of Directors of Telefônica Brasil of his intention to step down as President and CEO of the Company effective by the end of 2016. The Board has also approved today the creation of a Strategy Committee which will be chaired by Amos Genish, who will also remain as a Member of the Board.

This marks the beginning of a new phase for Telefônica Brasil, after completing the first part of the integration process with GVT which started almost eighteen months ago when the acquisition was approved.  This integration has enhanced Telefônica Brasil’s competitiveness and leadership in the country with its main financial metrics (revenues, OIBDA and cash flow generation) performing above the market average as well as high quality levels.

Eduardo Navarro* currently is Chief Commercial Digital Officer (CCDO) of Telefónica S.A. He is also a member of the Telefónica Group Executive Committee, and Chairman of the Telefônica Brasil Board since last June.

As CCDO, he is responsible for driving revenue growth globally, developing a holistic view for the consumer and enterprise segments, curating the commercial offer and evolving the channels to ensure the best commercial experience for Telefónica customers.

Since his appointment as Telefônica Brasil’s President and CEO in 2015, Amos Genish led Telefônica Brasil to successfully complete the integration of GVT, delivering synergies above targets, and establishing a solid results-oriented and performance-based culture. In addition, he built a strong management team, which will continue to lead Telefônica Brasil to its full potential. He also set the strategic foundations to transform Telefônica Brasil with a strengthened business model. At the same time, he led Telefônica Brasil to solidify its market leadership and outperform the market in key financial and operational metrics.

After successfully completing this initial transformation and integration phase, Amos Genish has taken the decision to leave the company by the end of 2016 due to personal reasons. Until then, he will collaborate with Eduardo Navarro and the management team ensuring a smooth and productive transition for the company in Brazil.

José María Álvarez-Pallete, Chairman and CEO of Telefónica S.A., thanked Amos Genish for his dedication and commitment, which have been key to successfully address the integration of GVT into Vivo and achieve a set of differential results against a difficult backdrop. He also stressed that he is very pleased with the appointment of Eduardo Navarro as the new President and CEO of Telefônica Brasil, highlighting his impressive track record since he joined the Group in 1999.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Eduardo Navarro, for his part, said: “I am honored to be appointed as the next President and CEO of Telefônica Brasil. From Telefónica’s headquarters in Madrid and as Chairman of Telefônica Brasil, I have been impressed with Telefônica Brasil’s strong performance and transformation. I am excited by the opportunities ahead and fully confident that, jointly with the excellent management team of Telefônica Brasil, we will be able to continue building on Telefônica Brasil’s strong foundations. On behalf of the Board of Directors, I would like to thank Amos for his contributions and extraordinary achievements.”

Amos Genish thanked the employees and the Board of Directors of Telefônica Brasil and Telefónica for their support: “I am grateful for the honor of leading Telefônica Brasil during 2015 and 16, and pleased to have been able to accomplish all the key objectives we had set for ourselves at the beginning of 2015. Today, thanks to its best-in-class management team, Telefônica Brasil is the absolute leader in the Brazilian telecom market, with the best operational and financial performance. I thank the employees and the Board of Directors for their support during this period.  I have full confidence that Telefônica Brasil, led by Eduardo, will continue to outperform and execute on its strategic plan.”

Telefônica Brasil will hold an extraordinary investor call, in which Amos Genish and David Melcon, CFO, will address the contents of this press release. Please find below conference call details:

Conference Call (english): October 10th, 2016 (Monday) by 9:00 am Brazil (08:00 am US EDT).

Connection:

Phone: 1 (412) 317-5493

Conference Call ID: Telefônica Brasil

***

(*) Eduardo Navarro de Carvalho, holds a Metallurgical Engineering Degree from the Federal University at Minas Gerais, Brazil, and is the current CCDO of Telefónica S.A. He joined Telefónica in 1999, at a time when the company was taking part in significant M&A activity in Brazil. During his 17-year tenure with Telefónica, he has held various key positions, including managing roles with several of the company’s Brazilian operations. He was Corporate Strategy and Regulatory Affairs Vice President for Telefônica Brasil and Director of Strategic Planning and Regulatory Affairs for Telefonica International. Prior to his current role, Navarro was Director of Strategy and Alliances for Telefónica Group.

Before joining Telefónica, Eduardo Navarro was a consultant for McKinsey & Company, focusing on Infrastructure and Telecommunications projects in Latin America, Europe and Africa. He began his career as an engineer in the Brazilian steel industry with the ARBED Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 10, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director